EXHIBIT 12.1
RALPH LAUREN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended(a)
	April 1, 2017	April 2, 2016	March 28, 2015	March 29, 2014	March 30, 2013
	(millions)
Earnings, as defined:
Income (loss) before income taxes	$(104.9)	$551.8	$987.4	$1,095.8	$1,089.3
Add:
Equity in losses of equity-method investees	5.2	10.9	11.5	9.4	9.5
Fixed charges	165.9	178.4	172.0	170.2	162.3
Subtract:
Income attributable to noncontrolling interests	—	—	—	—	0.7
Earnings available to cover fixed charges	$66.2	$741.1	$1,170.9	$1,275.4	$1,260.4

Fixed Charges:
Interest expense	$12.4	$21.0	$16.7	$18.7	$19.1
Interest component of rent expense	153.5	157.4	155.3	151.5	143.2
Total fixed charges	$165.9	$178.4	$172.0	$170.2	$162.3

Ratio of earnings to fixed charges(b)	0.4	4.2	6.8	7.5	7.8

(a)	Fiscal 2016 consisted of 53 weeks. All other fiscal years presented consisted of 52 weeks.

(b)	All ratios shown in the above table have been calculated using unrounded numbers.